Microvast Holdings, Inc.

12603 Southwest Freeway, Suite 210

Stafford, Texas 77477

June 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Sherry Haywood and Asia Timmons-Pierce

Re:	Microvast Holdings, Inc.
Registration Statement on Form S-1
File No. 333-258978

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Microvast Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 9:00 a.m. Eastern Time on June 8, 2022, or as soon thereafter as is practicable, or such other time as the Company or its outside counsel, Shearman & Sterling LLP, may request by telephone that such Registration Statement be declared effective.

We request that we be notified of such effectiveness by a telephone call to Emily Leitch of Shearman & Sterling LLP at (713) 377-8333, or in her absence, Alain Dermarkar at (214) 271-5658, and that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

By:	/s/ Craig Webster
Name:	Craig Webster
Title:	Chief Financial Officer

cc:	Bill Nelson, Shearman & Sterling LLP
Alain Dermarkar, Shearman & Sterling LLP
Emily Leitch, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]

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